Exhibit (a)(1)(v)

CELL GENESYS, INC.

Offer to Purchase for Cash

Up to $80,000,000 Aggregate Principal Amount

of its Outstanding

3.125% Convertible Senior Notes due 2011

at a Purchase Price Not Greater than $400

Nor Less than $320

Per $1,000 Principal Amount,

Plus Accrued and Unpaid Interest Thereon

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, DECEMBER 9, 2008, UNLESS THE OFFER IS EXTENDED.

November 7, 2008

To Our Clients:

Enclosed for your consideration is an Offer to Purchase, dated as of November 7, 2008 (the “Offer to Purchase”), and a form of the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”) relating to the offer by Cell Genesys, a Delaware corporation (the “Company”), to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and Letter of Transmittal, up to $80,000,000 aggregate principal amount of its outstanding 3.125% Convertible Senior Notes due 2011 (the “Notes”) at a price not greater than $400 nor less than $320 per $1,000 principal amount, plus accrued and unpaid interest thereon up to, but not including, the date of purchase, with the price to be determined by the “Modified Dutch Auction” procedure described below. Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Offer to Purchase. The description of the Offer in this letter is only a summary and is qualified in its entirety by all of the terms and conditions of the Offer set forth in the Offer to Purchase and the Letter of Transmittal.

Under the “Modified Dutch Auction” procedure, the Company will determine a single price that it will pay per $1,000 principal amount for Notes validly tendered and not properly withdrawn from the Offer, taking into account the total amount of Notes tendered and the prices specified by tendering Note holders (“Holders”). The Company will select the lowest purchase price that will allow it to purchase $80,000,000 aggregate principal amount of its outstanding Notes or such lesser amount of Notes as are validly tendered and not properly withdrawn, at prices not greater than $400 nor less than $320 per $1,000 principal amount, plus accrued and unpaid interest thereon up to, but not including, the date of purchase (such purchase price, the “Purchase Price”). All Notes acquired in the Offer will be acquired at the same purchase price, including those Notes tendered at a price lower than the Purchase Price. Only Notes validly tendered at prices at or below the Purchase Price selected by the Company, and not properly withdrawn, will be purchased. However, due to the proration provisions described in the Offer to Purchase, the Company may not purchase all of the Notes tendered at or below the Purchase Price if more than the aggregate principal amount of Notes that it seeks to purchase are validly tendered and not properly withdrawn at or below the Purchase Price. Notes not purchased in the Offer will be returned to the tendering Holders at the Company’s expense promptly after the expiration of the Offer.

The Company reserves the right, in its sole discretion, to terminate the Offer upon the occurrence of certain conditions more specifically described in Section 10 of the Offer to Purchase, or to amend the Offer in any respect, subject to applicable law.

In the event that the amount of Notes validly tendered and not properly withdrawn on or prior to the Expiration Date at or below the Purchase Price exceeds $80,000,000 aggregate principal amount of the outstanding

Notes, the Company will accept for payment the Notes that are validly tendered and not properly withdrawn at or below the Purchase Price on a pro rata basis from among such tendered Notes. In all cases, the Company will make appropriate adjustments to avoid purchases of Notes in a principal amount other than an integral multiple of $1,000. The Company reserves the right, in its sole discretion, to purchase more than $80,000,000 aggregate principal amount of our Notes in the Offer, and to increase the maximum aggregate purchase price, subject to applicable law. In accordance with the rules of the Securities and Exchange Commission, the Company may purchase an additional amount of Notes not to exceed 2% of the aggregate principal amount outstanding (approximately $2,373,000 aggregate principal amount as of November 7, 2008) without amending or extending the Offer. See Section 3, “Terms of the Offer,” and Section 4, “Amendment; Extension; Waiver; Termination,” of the Offer to Purchase.

The $80,000,000 aggregate principal amount of the Notes that the Company is seeking to purchase represents approximately 67.4% of the aggregate outstanding principal amount of its Notes.

The Offer is not conditioned on any minimum principal amount of Notes being tendered. The Offer is, however, subject to certain other conditions. See Section 10, “Conditions of the Offer” of the Offer to Purchase.

We are the owner of record of Notes held for your account. As such, we are the only ones who can tender your Notes, and then only pursuant to your instructions. WE ARE SENDING YOU THE LETTER OF TRANSMITTAL FOR YOUR INFORMATION ONLY; YOU CANNOT USE IT TO TENDER NOTES WE HOLD FOR YOUR ACCOUNT.

Please instruct us as to whether you wish us to tender any or all of the Notes we hold for your account on the terms and subject to the conditions of the Offer. Please note the following:

1. The Offer is for only a limited amount of Notes that are outstanding, as specified in the Offer to Purchase.

2. You should read carefully the Offer to Purchase, the Letter of Transmittal and other materials provided before instructing us to tender your Notes, specifying any tender price(s) in respect thereof, and the order of tender in the case of proration, if desired.

3. If you desire to tender any Notes pursuant to the Offer and receive the Purchase Price, we must receive your instructions in ample time to permit us to effect a tender of Notes on your behalf on or prior to the Expiration Date.

4. The Company’s obligation to pay the Purchase Price for tendered Notes is subject to satisfaction of certain conditions set forth in Section 10 of the Offer to Purchase, under the caption “Conditions of the Offer.”

5. Please be sure to specify the tender price, if any, of any Notes being tendered. Alternatively, if you wish to maximize the chance that the Company will purchase your Notes, you should refrain from specifying a price at which you are tendering your Notes, in which case, you will accept the Purchase Price selected by the Company in the Offer. You should understand that not specifying a price at which your Notes are being tendered may have the effect of lowering the Purchase Price paid for Notes in the Offer and could result in your Notes being purchased at the minimum price of $320 per $1,000 principal amount.

If you wish to tender any or all of your Notes and to specify price(s) (or, alternatively, to refrain from specifying a price at which you are tendering your Notes, in which case, you will accept the price determined by the Company in the Offer) pursuant to the Offer, please so instruct us by completing, executing, detaching and returning to us the attached Instruction Form. The accompanying Letter of Transmittal is for your information only; you may not use it to tender Notes we hold for your account.

The Offer is being made solely under the Offer to Purchase and the related Letter of Transmittal and is being made to all Holders of record of the Company’s Notes. The Offer is not being made to, nor will tenders be accepted from or on behalf of, Holders of Notes residing in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

INSTRUCTIONS

The undersigned acknowledge(s) receipt of your letter and the enclosed materials referred to therein relating to the Offer by Cell Genesys, Inc. with respect to the Notes.

This will instruct you to tender the principal amount of the Notes indicated below at the price(s) (if any) specified below held by you for the account of the undersigned, pursuant to the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

Series of Notes		Principal Amount of Notes Tendered*	Tender Price per $1,000 Principal Amount in multiples of $10 (not less than $320 nor greater $400)**
3.125% Convertible Senior Notes due 2011

Indicate in this box the order (by certificate number) in which Notes are to be purchased in the event of proration. If you do not designate an order, in the event less than all Notes tendered are purchased due to proration, Notes will be selected for purchase by the Depositary. Attach additional signed list if necessary.

1st:	2nd:	3rd:
4th:

*       Unless otherwise indicated, it will be assumed that the entire aggregate principal amount of Notes held by us for your account is being tendered.

**     Each tender price must be in multiples of $10 per $1,000 principal amount, and not greater than $400 nor less than $320 per $1,000 principal amount in accordance with the terms of the Offer. Alternatively, if the Holder wishes to maximize the chance that the Company will purchase such Holder’s Notes, the Holder should refrain from specifying a price at which the Holder is tendering, in which case, the Holder will accept the Purchase Price selected by the Company in the Offer. Each Holder of Notes should understand that not specifying a price at which the Notes are being tendered may have the effect of lowering the Purchase Price paid for Notes in the Offer and could result in such Holder’s Notes being purchased at the minimum price of $320 per $1,000 principal amount.

The method of delivery of this document is at the election and risk of the tendering Holder of Notes. If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The Company’s Board of Directors has approved the Offer. However, neither the Company, nor any member of its Board of Directors, the Dealer Manager, the Information Agent or the Depositary makes any recommendation to Holders as to whether they should tender or refrain from tendering their Notes or as to the purchase price or purchase prices at which any Holder may choose to tender Notes. Neither the Company, nor any member of its Board of Directors, the Dealer Manager, the Information Agent or the Depositary has authorized any person to make any recommendation with respect to the Offer. Holders should carefully evaluate all information in the Offer to Purchase, consult their own investment and tax advisors and make their own decisions about whether to tender Notes and, if so, the aggregate principal amount of Notes to tender and the purchase price or purchase prices at which to tender.

PLEASE COMPLETE AND SIGN HERE

Signature(s):

Name(s) (Please Print):

Street Address:

City, State, Zip Code:

Area Code and Telephone No.:

Tax Identification or Social Security No.:

My Account Number With You:

Date: